EXHIBIT 99.2

BetterLife Announces Private Placement Offering of Units

VANCOUVER, British Columbia, April 8, 2026 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of non-hallucinogenic LSD-based therapeutics for mental disorders, announces that it intends to complete a non-brokered private placement offering (the “Private Placement”) of up to $500,000. The Private Placement will comprise of units issued at a price of $0.07 per unit, with each unit consisting of one common share in the capital of the Company (“Common Share”) and one full common share purchase warrant (“Warrant”). Each Warrant will entitle the holder to purchase one Common Share at an exercise price of $0.10 for up to two years following the date of the closing of the Private Placement.

The Company intends to use the proceeds for the advancement of its lead compound BETR-001, a non-hallucinogenic derivative of LSD (lysergic acid diethylamide), and general working capital purposes.

The Offering is expected to close on or about April 17, 2026 and is subject to execution of subscription agreements by the placees and to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals, including the approval of the Canadian Securities Exchange.

All securities issued in connection with the Offering will be subject to a four month and one day statutory resale restriction pursuant to applicable Canadian securities laws.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing BETR-001 to treat various neurological disorders. BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of various neurological disorders, until around 2042.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

Ahmad Doroudian, Chief Executive Officer

Email:  Ahmad.Doroudian@blifepharma.com

Phone: 1-604-221-0595

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements including, but not limited to, closing of a private placement and approval of the Canadian Securities Exchange, and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.